The Written Record Disproved Medallion Financial Statements Before. It Does So Again. BIMIZCI Issues Point-by-Point Rebuttal of Medallion's Investor Presentation. Urges Stockholders to Vote for Change

businesswire.com/news/home/20260528451125/en/The-Written-Record-Disproved-Medallion-Financial-Statements-Before.-It-Does-So-Again.-BIMIZCI-Issues-Point-by-Point-Rebuttal-of-Medallions-Investor-Presentation.-Urges-Stockholders-to-Vote-for-Change

Media contact: nicole@nh-consult.com   May 28, 2026

May 28, 2026 11:30 AM Pacific Daylight Time

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- **BIMIZCI is Medallion's (NASDAQ: MFIN) 4th largest institutional stockholder, has been invested for more than five years, and owns 500,250 shares plus $15 million par value of trust preferred securities as of May 27, 2026, representing a total cash investment of $11.4 million**
- BIMIZCI has launched the "Restore the Shine" campaign (www.restoretheshine.com) to elect three new, outstanding, independent directors to Medallion's board
- **We are asking stockholders of record as of April 13, 2026, to vote the BLUE proxy card now at https://restoretheshine.com/vote**
- Co-defendants, Medallion and CEO Andrew Murstein settled a multi-year SEC fraud matter in May 2025, **paying $4 million in penalties** under permanent federal injunctions
- Five months later, the board promoted Murstein to CEO and paid him $5.7 million, including a $4.6 million bonus
- The market has spoken - **Medallion's performance has been declining**, with recent performance the worst since 2020 and valuation multiples near all-time lows
- Medallion's total shareholder return is the lowest in its peer group over nearly every measured period, **its stock traded at 0.80x tangible book value**, and the SBA declared an event of default on $73.5 million of subsidiary debentures
- **BIMIZCI has engaged with Medallion over 50 times** and submitted two white papers, offering growth capital, strategic ideas, and a long-term locked-up equity investment, and has been ignored or dismissed nearly every time
- BIMIZCI's new rebuttal deck answers Medallion's May 2026 investor presentation claim by claim, using the written record and verifiable data

MINNEAPOLIS--(BUSINESS WIRE)--It is telling that a management team and board that spent years as defendants in an SEC fraud lawsuit, one driven by Medallion Financial's now-CEO misleading investors, is now accusing BIMIZCI of the very conduct a federal judge

attributed to them. The difference is the record. Where the SEC complaint documented Medallion's misstatements, the written record dismantles Medallion's claims about BIMIZCI just as clearly. Medallion tells stockholders the company is performing but the data says otherwise and the market agrees with the data.

View the full rebuttal deck **HERE**.

Our rebuttal deck lays out the evidence across several areas:

The federal record. Murstein stipulated, for purposes of the Bankruptcy Code, that the SEC's allegations are true. Judge Kaplan found the complaint contained more than sufficient allegations that Murstein and Medallion misled investors by withholding information material to Medallion Bank's fair value, and that Murstein's conduct verged on "deliberate illegal behavior." Co-defendants Medallion and Murstein settled only after their motion to dismiss was almost entirely denied and they faced trial.

Medallion's claims versus reality. We take Medallion's central claims, that it created historic shareholder value, that BIMIZCI is merely a debt holder seeking a buyout, that Medallion returned $68.5 million to shareholders, and answer each with the written record, including complete emails that either contradict Medallion's account or provide full context. Medallion's TSR is the lowest in its own peer group over nearly every period through the filing of our preliminary proxy statement, and its "value creation" narrative starts at the trough of a taxi-medallion collapse of its own making.

Deteriorating financial performance. Consumer charge-offs sit at 15-year highs, the Recreation segment is charging off at rates approaching unsecured credit cards despite being secured lending, reported 2025 earnings relied on $17 million of non-recurring gains on stock sales, and 1Q26 was the weakest quarter since 2020. Medallion tried and failed to refinance $31.25 million in debt before its maturity. The SBA declared an event of default on $73.5 million of subsidiary loans, finding the subsidiary lacked a "qualified management team."

A board that has not held management accountable. Five directors are near or over 80, three of eight are Murstein family, and average director tenure is roughly 18 years. The board gutted the executive clawback policy within two weeks of BIMIZCI urging its use, changing its bylaws to discourage stockholder nominations weeks before Judge Kaplan's ruling, and promoted Andrew Murstein months after his permanent injunctions.

A track record of warnings ignored. BIMIZCI flagged deteriorating consumer credit, commercial non-performer risk, earnings distortion, lowered margins, refinancing risk, and the technology gap as far back as 2023 and 2024. Each warning has since been confirmed by actual events. Medallion's response at the time was that "no change is needed".

Three nominees who fill the board's gaps. Eric Kelly, John Kiernan and Tim Shanahan bring sitting-CEO experience, technology and AI leadership, bank board service, regulatory credibility, and turnaround and restructuring expertise, capabilities the current board lacks.

We have responded point by point, on the record. We encourage every stockholder to read the full rebuttal.

View the rebuttal deck at https://restoretheshine.com/materials/bimizci-rebuttal-mfin-may-2026-presentation

Stockholders of record as of April 13, 2026 are urged to vote the BLUE proxy card before the annual meeting on June 9, 2026. Voting instructions are at https://restoretheshine.com/vote.

About BIMIZCI Fund LLC

BIMIZCI Fund LLC is managed by ZimCal Asset Management LLC ("ZimCal"). Warnke is managed by BIMIZCI Fund LLC which in turn is managed by ZimCal. ZimCal is managed by Stephen Hodges. ZimCal is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities. ZimCal partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Based on a diluted share count of 23,864,438 shares provided by the Company as of April 29, 2026, BIMIZCI's percentage ownership stake is 2.10% as of the date of this release.

See https://restoretheshine.com/about for more details.

Important Information

BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI") have nominated individuals as nominees to the board of directors of Medallion Financial Corp. (the "Company") and intend to solicit votes for the election of those individuals, Eric Kelly, John Kiernan, and Timothy Shanahan as members of the Company's board of directors (the "Nominees"). BIMIZCI will send a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at the Company's 2026 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to

Sodali & Co LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation

The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, Stephen Hodges, Eric Kelly, John Kiernan, and Timothy Shanahan. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. BIMIZCI filed a definitive proxy statement under cover of Schedule 14A on May 8, 2026 (the "Definitive Proxy Statement"). **Information regarding the participants and their interests is contained in the Definitive Proxy Statement.**

Forward-Looking Statements

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

Contacts

Media contact: nicole@nh-consult.com



A point-by-point response to Medallion Financial's May 2026 Investor Presentation

FOCUSING ON DATA AND VERIFIABLE FACTS - NOT FICTION

VOTE THE BLUE CARD

Disclaimer



Important Information
BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, John Kiernan, Eric Kelly and Tim Shanahan, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). BIMIZCI has sent a definitive proxy statement, BLUE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2026 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and BLUE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and BLUE proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to BIMIZCI's proxy solicitor, Sodali & Co LLC, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation
The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI"). The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by BIMIZCI.**

Cautionary Statement Regarding Forward-Looking Statements
This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.
The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI").
Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by BIMIZCI in the presentation are based on assumptions that BIMIZCI believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.
Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward- looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. BIMIZCI will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

An Insight into the Integrity of Medallion Financial and Mr. Murstein



 We need to understand exactly **what the current CEO of Medallion is capable of**.
This is a direct reflection on the Board that recently promoted him and paid him a $4.6 million bonus months after the Final Judgment was entered against him in a multi-year SEC fraud investigation.
Mr. Murstein paid a $1 million civil penalty, and Medallion paid a $3 million penalty, and both are under permanent injunctions.

> " the [SEC's complaint] contains more than sufficient allegations to support the claim that Murstein and Medallion Financial misled investors by withholding information material to Medallion Bank's fair value. "

> " Such allegations [by Murstein] verge on 'deliberate illegal behavior,' and at least demonstrate Murstein's 'knowledge of facts… contradicting [his] public statements' "

> " solely for purposes of… [bankruptcy non-dischargeability]… the allegations in the [SEC] complaint are true and admitted by Murstein "

SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022); Opinion on Motions to Dismiss, ECF No. 105 (Sept. 18, 2024); Consent and Final Judgment (May 30, 2025)).

Murstein Directed a Contractor to Commit Identity and Securities Fraud



1 **The Recruitment**

> Murstein wanted to have another person touting on behalf of Medallion... Murstein offered [them] an Independent Contractor... Agreement. The Contractor had little to no experience with investor relations or the financial markets.

2 **Murstein oversaw the subordinate being told to commit identity fraud**

> Murstein knew from emails he received that [his co-defendant] told the Contractor 'get a fake ID from the Internet' in order to avoid having to identify [themself].

3 **Murstein directed the subordinate to commit securities fraud**

> Murstein acknowledged that the purpose of the touting activity was to boost Medallion Financial's stock price... he wrote [to the contractor]: 'All I would like you guys to do today is to write articles and post comments on message boards to support our stock.'

4 **Murstein paid the contractor hush money then threatened her if she talked**

> Murstein texted the Contractor: 'I'm trying to get you an agreement and get you paid extra money but it won't be ready until tmrw or Monday.' [Separately] Our lawyers are sending you a letter that you are telling people I told you to write under a false name. First of all there is no reason to talk to people about that. Plus you signed something that says you can't talk about this.

Source: SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022)









The SEC Lawsuit Reveals the Depths Medallion/Murstein Sank To

- We believe that any finance professional or employee of a public company **would have been terminated for cause** and found it difficult to find employment had they done what Andrew Murstein actually, verifiably did.

- We think it is unacceptable that the **Board chose to protect Mr. Murstein, and not independently investigate** or hold him accountable in any way for jeopardizing the Company and for gross violations of its internal policies.

- We believe it is unacceptable for the **then-President, now-CEO of a public company to have directed a subordinate to commit acts of identity and securities fraud** that exposed the subordinate to potential civil and criminal penalties.

As we turn to the contents of the Rebuttal Deck - keep the above in mind

SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y.) (Amended Complaint, ECF No. 46 (Apr. 26, 2022); Opinion on Motions to Dismiss, ECF No. 105 (Sept. 18, 2024); Consent and Final Judgment (May 30, 2025)). Judge Kaplan found that these allegations "would constitute identity fraud."





Our Thesis - Medallion Needs to Make the Following Critical Changes

Restore the Shine | BIMIZCI FUND

IMPROVE GOVERNANCE

Refresh the Board with term limits, a retirement age, and annual elections. Cut the 75% supermajority to a simple majority. Restore the clawback policy; enforce the ethics policy. Investigate prior lapses.

FOCUS ON TECHNOLOGY

Hire a full-time CTO. Replace static underwriting with ML-based credit decisioning and risk-based pricing. Build AI-proprietary application and decisioning automation. Create Technology Committee to create strategy. Do top down analysis of AI-led efficiencies.

OPERATIONAL EFFICIENCY

Right-size the executive team and reduce record payouts. Reduce the $18.2 million SST servicing relationship. End the $1.8 million Manhattan lease. Reset incentive metrics to reward sustainable returns, not one-time gains. Diversify funding beyond brokered CDs.

DIVERSIFY REVENUES

Build two complementary businesses: a scale book for conventional collateral and a higher-margin book for bespoke borrowers. Cut discretionary consumer exposure. Add commercial and C&I verticals. Stand up a loan sale and securitization program for fee income.

CAPITAL ALLOCATION

End the Banking-as-a-Service model — it loses money and commoditizes the balance sheet. No more vanity investments like NASCAR, lacrosse, or fine arts. Reinvest in servicing and collections as a high-ROIC vertical. Use buybacks opportunistically when the stock is depressed.

REGULATORY RELATIONSHIPS

Repair damaged relations with the SEC and SBA. Hold a leverage ratio well above the 15% minimum as a buffer. Bring best-in-class loss-mitigation and credit analytics to the FDIC and Utah DFI. Add an independent director with deep regulatory experience.

Medallion's 65-page investor presentation **does not mention the SEC case, the permanent injunction, the $4 million in penalties, or the stipulated admissions**. The presentation tells you the company is performing. The record shows it is not.

Visit www.restoretheshine.com/#our-plan

Contents







About BIMIZCI Fund LLC

BIMIZCI Fund LLC is a joint venture between ZimCal Asset Management LLC ("ZimCal") and the family office arm of Bay Haven Capital Inc (formerly Blackburn Investment Management, Inc). ZimCal is the managing member of BIMIZCI and was founded by Stephen Hodges. Warnke Investments LLC ("Warnke") is an affiliated entity. BIMIZCI Fund LLC is the managing member of Warnke. BIMIZCI Fund LLC, Warnke, ZimCal and Stephen Hodges are referred to collectively as "BIMIZCI" (or "we", "our", "us").

BIMIZCI primarily focuses on investing in FDIC-insured institutions. This focus is a result of Mr. Hodges' 16-year experience investing in banks and his deep familiarity with the competitive and regulatory landscape. Mr. Hodges has partnered with over 120 banks through investments on both sides of the balance sheet and has invested in bank debt, preferred equity and common stock. In Mr. Hodges' entire investment career Mr. Hodges has never been an activist or publicly advocated for change at a company in which he has been invested – with the exception of Medallion Financial Corp.

We are currently MFIN's 4th largest institutional stockholder (Source: S&P Cap IQ) with 500,250 shares as of May 27, 2026. We also own $15 million par value in trust preferred securities ("TruPS") issued by Medallion. Our total cash investment into Medallion securities is $11.4 million. This compares favorably with the Company's ~ $225 million current market cap. We have sent over 50 discrete communications and 2 white papers to Medallion in an effort to help them increase value.













Who is BIMIZCI

Restore the Shine | BIMIZCI FUND

WE ARE MEDALLION'S FOURTH LARGEST INSTITUTIONAL STOCKHOLDER (CAP IQ)

$11.36M

Cash invested in MFIN securities

500,250

Shares of MFIN stock
As of May 27, 2026

- BIMIZCI has been invested for over 5 years
- BIMIZCI purchased more MFIN stock in the market in the last 12 months than every MFIN executive combined in the last five years.
- Medallion described BIMIZCI's stake as "miniscule"















Who is BIMIZCI

Restore the Shine | BIMIZCI FUND

THREE YEARS OF ENGAGEMENT TO HELP BOOST VALUATIONS

- We asked the Board to restructure itself and eliminate effective Murstein family control: **7 times across letters and emails from October 2023 through April 2026.**

- We asked the Board to commission an **independent investigation into the SEC allegations against Andrew Murstein: 5 times**. The Board never did. The federal court ultimately imposed an Independent Compliance Consultant to monitor Audit.

- We asked the Board to restore and **exercise the executive compensation clawback: 6 times**. The Board's response was to gut the clawback policy within two weeks after our first ask, removing "detrimental conduct" as a trigger.

- We asked the Board to produce books and records under Section 220 of the Delaware General Corporation Law: 1 formal demand, served March 14, 2025. The Board refused. **The demand remains outstanding 14 months later.**

- We asked the Board to improve **credit risk transparency in the subprime Recreation portfolio, including vintage and FICO migration disclosures**: 9 times across two white papers, three shareholder letters, and direct emails to the CFO and CEO.

- We asked the Board to proactively address refinancing risk on the February 2026 maturity, twice offering to inject/arrange new capital and once offering to introduce the Board to an advisory team: 4 times. **Every offer was ignored.** The February 2026 refinancing failed. The SBA declared an event of default on $73.5M of Medallion Capital debentures on April 10, 2026.



MEDALLION CLAIMS VERSUS REALITY

———

FOCUSING ON DATA AND VERIFIABLE FACTS - NOT FICTION

BY DESIGN, MEDALLION HAS MADE A RANGE OF FALSE STATEMENTS - WE WILL FOCUS ON THE MOST RELEVANT







Medallion Cherry-Picked TSR Start/End Dates

Restore the Shine | BIMIZCI FUND

ACTUAL TOTAL SHAREHOLDER RETURN. LOWEST IN THE PEER GROUP.

PERIOD	MFIN	PEERS	RUSSELL 2000	KRE BANK
1 YEAR	5%	23%	44%	31%
3 YEAR	64%	95%	65%	84%
5 YEAR	26%	82%	31%	17%
10 YEAR	48%	276%	182%	122%
15 YEAR	83%	411%	297%	267%

- Measured through May 1, 2026. End of day before BIMIZCI's PREC14A filing. Peer group TSR is the average of MFIN's own 2026 DEFC14A peer list.
- MFIN had the **lowest** TSR over almost every measured period. Medallion's proxy claims "452% TSR from January 2017 to February 2, 2026" — which starts near the absolute taxi-collapse trough and ends before this contest was announced. Within any normalized window, MFIN's underperformance is unchanged. In proxy fights, TSRs are measured as of the activist's preliminary proxy filing. The February 2, 2026 end date was intentionally chosen to show a "strong" TSR.

Medallion Claims vs. Reality



MEDALLION CLAIMS

> *A Period of Historic Shareholder Value Creation*

REALITY

- The "period of value creation" presumably began after Medallion's tangible book value fell to less than $30 million (2020) and was only possible because Medallion had just completed a **period of value destruction** by charging off ~$300 million in taxi medallion loans after ignoring numerous warning signs.

- Medallion's stock has underperformed the Russell 2000 index and its peers with multiple period TSRs lagging all comparisons (through the correct May 1, 2026 date).

- Based on stock price, valuation multiples, market cap, consumer charge-off trends, and the SBA loan default, we are unclear what MFIN means by value creation. Value has not been created.

- From 2016-2025 (last 10 years), market cap increased by $61 million while senior executive compensation was $89 million.

Medallion Claims vs. Reality



MEDALLION CLAIMS

" *A Period of Historic Shareholder Value Creation is being Undermined by A Debt Holder Vowing to Wage Proxy Fights if Not Granted Board Seats and/or a Profitable Resolution to his Debt Position.* "

" *Mr. Hodges holds nearly his entire investment in Medallion in debt.* "

REALITY

- BIMIZCI owns 500,250 shares of stock representing a $4.6 million investment. BIMIZCI also owns $15 million (par value) in preferred securities acquired for $6.7 million.

- BIMIZCI's total initial investment into MFIN is 41% equity and 59% preferred securities.

- And yet MFIN characterizes BIMIZCI as a debt investor.

- BIMIZCI has purchased more MFIN stock in the open market in the past year than all current Medallion executives in the past five.

- BIMIZCI would not want to have unhedged equity exposure in Medallion under the status quo given the high-probability of a poor business decision destroying value.

Medallion Claims vs. Reality



MEDALLION CLAIMS

> *Mr. Hodges indicated that he would sell these trust securities back to the Company. The Company engaged with Mr. Hodges in good faith on a repurchase of these securities at a fair market-based price; however, his demands of a significantly above market price were rejected as unreasonable, as it was merely an attempt to gouge the Company*

The original accusation in MFIN's May 13, 2024 DEFA14A

REALITY

- Mr. Murstein's December 4th, 20th and 28th, 2023 and February 1, 2024 communications with Mr. Hodges asked for "a specific proposal." BIMIZCI eventually responded to that request. Mr. Murstein cannot repeatedly solicit a proposal, receive it, imply we initiated it, and then characterize the response as a "demand" and an "attempt to gouge the company".

- BIMIZCI actually **demanded** governance and business improvements - it did not "demand" board seats or a profitable resolution to its position. Any resolutions offered at all were explicitly at the request of Medallion, as MFIN itself acknowledges. See the 2024 cease and desist BIMIZCI issued in response to the same false allegations now being recycled.

- In addition, Mr. Murstein, unsolicited and desperate to avoid the scrutiny of a proxy fight, **tried to find buyers for BIMIZCI's** preferred securities in 2024.



Medallion Claims vs. Reality

Restore the Shine | BIMIZCI FUND

MEDALLION CLAIMS

> *Record Earnings: 2025 marked the best 5-year period of performance in Company history highlighted by record highs in Net Interest Income and book value per share since our initial public offering in 1996.*

REALITY

- 2020 - 2025 has been one of the strongest bull markets in recent memory and yet Medallion's growth in net interest income did not translate into better margins in its core business - consumer lending - which despite growing loans by 115% saw ***MFIN-reported*** net income only grow 6% to $35.3 million (2025) from $33.3 million (2020).

- Consumer lending is 95% of MFIN's loan book and 95% of net interest income

- MFIN's "performance" run also started after the depths of the taxi medallion crisis - *a crisis of MFIN's own making.* MFIN cannot claim credit for putting out the fire that it created.



Medallion Claims vs. Reality

Restore the Shine | BIMIZCI FUND

MEDALLION CLAIMS

"ZimCal wants Medallion to Purchase its Trust Preferred Shares at a Premium to Market Value.

REALITY

- Medallion seems to think they are the only buyer for the preferred securities. This reveals their limited understanding of how securities are traded. **Most securities sales (preferred included) are to other investors not the issuer.**

- The way most investors in a company make a profit is when the company's performance improves, usually under better leadership, and **they are able to exit to other investors. This is the goal of most investing.** That logic applies to BIMIZCI as well and is why we have **repeatedly** pushed MFIN to improve.

- Medallion has never provided evidence of how it obtained a "market value" and has no data or emails shared with BIMIZCI to back up that spurious claim.

Medallion Claims vs. Reality



MEDALLION CLAIMS

> *ZimCal, in the absence of any common shares held over a significant time period, has not benefited from Medallion's earnings accretion to the same extent as long-term shareholders.*

REALITY

- **BIMIZCI has had an outstanding return on its investment** but still believes its preferred securities are undervalued.

- BIMIZCI's preferred securities were acquired for $6.7 million. **The discount to par value** was because MFIN had just had its worst ever YTD loss through three quarters (3Q20), very few wanted to invest in MFIN and the seller was desperate to exit.

- BIMIZCI has received $4.4 million in interest payments and its investment is now worth $11 million to $13 million (using peer discount margins), depending on whether Medallion is run by a competent board and management team. The price increase is because MFIN-now is better (with caveats) than MFIN-then.

- **On the low end, BIMIZCI's current paper gross profit is a healthy $8.7 million, or a 2.3x multiple on investment**, which is unheard of in most debt investing.

Medallion Claims vs. Reality



MEDALLION CLAIMS

> *Since 2022, the Company has returned more than $68.5 million to shareholders through dividends and share repurchases.*

REALITY

- What MFIN fails to mention is that it bought back **3.3 million shares of stock but then gave 1.55 million shares to insiders.** This effectively concentrates control with insiders rather than independent stockholders.

- Since 2022, Medallion has also **paid its top 5 executives $50.5 million in total compensation.**

- Since 2022, Medallion has also had to raise $100.8 million in very expensive new debt (8.25% rate) and preferred equity (9% non-tax-deductible dividend) to help fund dividends and buybacks — even with "record earnings".

19



Medallion Claims vs. Reality

Restore the Shine | BIMIZCI FUND

MEDALLION CLAIMS	REALITY
"The successful transformation and trajectory of value creation can be tied directly to the composition of the Company's Board and the unique blend of skills, perspectives, and expertise."	• MFIN's board composition is severely lacking. • **Five directors will soon be older than 80 with 2 of them older than 85.** Three of eight are Murstein family. • Average director tenure with Medallion or its subsidiary is 18 years. • The "Lead Independent Director" served on a Medallion subsidiary board for 19 years before assuming the role at the parent. • BIMIZCI finds it difficult to believe that with its current board composition, **Medallion will be able to compete with its strongest tech-first competitors** (e.g., Figure in home improvement or Octane in powersports or Pagaya in embedded subprime Recreation) and other lenders who may enter the space.

Medallion Claims vs. Reality



MEDALLION CLAIMS	REALITY

MEDALLION CLAIMS

" *Despite operating under the guise of unending 'improvements' and misguided operational 'changes', we believe that Mr. Hodges' constant pursuit of a profitable exit to his debt investment coupled with his consistent failure to fundamentally understand our business, pose a threat to our current growth trajectory.* "

REALITY

- Email from Andrew Murstein to Stephen Hodges sent on May 21, 2025:
  "We value your input, and we've always endeavored to be responsive and accessible. We will continue to be available to listen to your concerns and discuss your suggestions for improving the business, and we think those discussions have proven to be more productive than letter writing."

- BIMIZCI has provided Medallion with **detailed suggestions on improvements** that are industry standard/common-sense. Medallion, we believe, in a desperate attempt to maintain control, avoid accountability and avoid scrutiny by external parties - has **ignored them all and never engaged.**

- MFIN's consumer finance business is an indirect origination platform with outsourced servicing and collections. **It is probably the easiest business to understand.**



Medallion Claims vs. Reality

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MEDALLION CLAIMS

Despite operating under the guise of unending 'improvements' and misguided operational 'changes', we believe that Mr. Hodges' constant pursuit of a profitable exit to his debt investment coupled with his consistent failure to fundamentally understand our business, pose a threat to our current growth trajectory.

REALITY

- Email from Stephen Hodges to Andrew Murstein sent on May 21, 2025:
- "**Part of the purpose for the call was to see if a potential future preferred or common equity investment by us (which would be conditional on certain best practices governance changes and board representation)** would make sense."

- Email to Andrew Murstein sent April 17, 2026:
  To be very clear (this is primarily directed at Andrew Murstein) any future conversion... of our **existing investment from debt to equity, if desirable and a value-add for MFIN, would be structured with a 'lock-up'. We are not looking to convert and trade.** Rather, we believe that with the right improvements, MFIN stock could materially appreciate, even as that also exposes us to downside risk in the stock price."



Medallion Claims vs. Reality

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MEDALLION CLAIMS

Mr. Hodges... continues to peddle false claims.

ZimCal now points to quarterly net income while ignoring the impact of non-recurring equity investment gains.

ZimCal's current attacks on charge-offs and Strategic Partnerships again omit basic context: Medallion's loan book has grown materially, consumer charge-offs are rising across the broader market, Strategic Partnership loans are held for only short periods and the program represented just $11 million of the total loan portfolio as of 1Q2026.

REALITY

- This statement is ironic coming from a Company and CEO under permanent federal injunctions at the end of a multi-year SEC fraud lawsuit. Mr. Hodges has repeatedly asked Medallion and Mr. Murstein to correct any citations or calculations it deemed to be inaccurate. Medallion never did.
- Mr. Hodges has **consistently highlighted earnings distortion from one-time non-recurring items** (like gains on equity sales or taxi medallion recoveries). From his May 13, 2026 stockholder letter - "Medallion showed a profit of $43 million in 2025 but $17 million of it (after taxes) was due to unpredictable gains from selling stock. As expected, those stock gains disappeared in 1Q26 and Medallion's 1Q26 profit of $5.0 million was its lowest quarterly profit since 3Q20."
- Medallion just confirmed that its Strategic Partnership is a non-factor to earnings despite being more than 50% of 2025 originations.



MEDALLION CLAIMS

> *Apr 29, 2025: Hodges informed the Company that BIMIZCI was withdrawing its nominations.*
>
> *Jun 12, 2025: Each of the Board's nominees was elected, receiving at least six times the favorable votes than the number of withholds.*

REALITY

- Medallion (as usual) omits the reason for our withdrawal which was communicated to MFIN's lawyers on April 22, 2025:

"[BIMIZCI] is considering postponing its proxy contest. This stems from ZimCal's view that... a highly public proxy contest highlighting Medallion's weaknesses and areas for improvement could **result in a valuation drop that will help neither Medallion or our client's investment**. ZimCal would like to explore with Medallion in a meaningful fashion ways in which it may be able to assist Medallion... **ZimCal has no interest in nor will it discuss or entertain any kind of pay-off** or buyout of its positions, or indeed any other kind of quid pro quo in connection therewith. Rather, its message is the same and it is simple — Medallion has certain deficiencies in governance, management and business strategy and **if it can fix or mitigate them, it will be far more valuable,** as will ZimCal's investments in the Company."











Medallion Claims vs. Reality - the Truth is Clear

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MEDALLION IS DESPERATE TO AVOID CHANGE - EVEN WHEN IT CLEARLY IS NECESSARY

- Medallion's press release and investor deck are riddled with inaccuracies and mis-statements. Most telling is their decision to attack our intentions, unsupported by the written record or the data. Instead MFIN relies on speculation. Stating, for example: ***"Mr. Hodges primary motivation, we believe, is to convince Medallion to repurchase his debt" -*** *despite* ***explicit statements*** *to the contrary, emails, press releases, white papers, offers to assist, etc.*

- Medallion, we believe, in a desperate attempt to both maintain control, avoid accountability and avoid scrutiny by external parties into the business - has ignored our common-sense, stockholder friendly suggestions and never meaningfully engaged.

- As the written record shows, BIMIZCI has repeatedly and consistently pushed for improvements at MFIN and been forced to deflect repeated attempts by Andrew Murstein to "make us go away".

- The narrative that Medallion and its Board want you to believe about BIMIZCI's motives is demonstrably false, evidenced by: offering to invest more capital into MFIN; assisting with finding other capital partners; (to pre-empt the self-serving accusations) explicitly telling MFIN that we would be willing to convert our preferred securities to equity at market terms with market pricing AND with a lock-up but *only if desirable for MFIN* - we can continue. Medallion's narrative is blatantly false and easily disprovable.



MEDALLION'S FINANCIAL TRENDS ARE DISTURBING AND YET OUR RECOMMENDATIONS ARE DISMISSED

COMPETITION WILL ONLY INTENSIFY







Medallion's Financial Performance is Deteriorating

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Seasonal Consumer Charge-offs are the highest in 15 years

5.5%
4.5%
3.5%
2.5%
1.5%
0.5%
-0.5%
1Q
2Q
3Q
4Q
2021
2022
2023
2024
2025

Source: MFIN 10K/10Qs

Charge-offs Are Bad, Even Relative to Broad Consumer Credit Categories

Medallion
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
D-19
D-20
D-21
D-22
D-23
D-24
D-25
MFIN Consumer Charge-offs (net)
Credit Card Charge-Offs (net)
Other Consumer Loans Charge-Offs (net, includes Auto)
Auto Loan Charge-Offs (net)

Source: MFIN 10Ks, FDIC Quarterly Bank Performance Report. Represents over $2 trillion in consumer loans

- Lenders live and die by credit quality - credit issues in the taxi medallion portfolio are what led to MFIN's near-collapse.
- **Medallion's consumer credit quality is deteriorating**. Consumer is 95% of loan balances. The Recreation segment is performing the worst with $582 million in subprime loans (1Q26) and 4% charge-offs (2025), a 16-year Recreation high.
- Consumer loans have low monthly payments (~$22,000 avg. balance, 14+ yr term) yet the Company is *still* seeing heightened charge-offs.
- We see that **MFIN's charge-off trends are more comparable to unsecured credit cards** – the riskiest type of consumer loans.



Medallion's Segment Results Show the True Decline in Consumer

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	Annual 12/31/25 Recreation	Annual 12/31/25 Home Improvement	Annual 12/31/25 Commercial Lending	Annual 12/31/25 Taxi Medallion Lending	Annual 12/31/25 Corp. & Other	Annual 12/31/25 Consolidated
Total interest income	209,321	80,624	15,904	432		306,281
Total interest expense	51,966	28,931	4,824	73		85,794
Allocated Corporate Net Interest Income	**(2,237)**	**(1,158)**	**(175)**	**(2)**	**(22)**	**(3,594)**
Net Interest Income	155,118	50,535	10,905	357	(22)	216,893
Provision for loan losses	73,908	10,181	9,027	(3,294)		89,822
Allocated Provision for Loan Losses	**0**	**0**	**0**	**0**	**0**	**0**
Income Before Non-Interest Expense	81,210	40,354	1,878	3,651	(22)	127,071
Other income (loss)	1,937	12	25,249	4,671		31,869
Other expenses	(40,567)	(19,246)	(6,201)	(3,647)		(69,661)
Allocated Corporate Overhead	**(5,847)**	**(3,027)**	**(457)**	**(6)**	**(57)**	**(9,394)**
Other income/expenses (net)	(44,477)	(22,261)	18,591	1,018	(57)	(47,186)
Net income (loss) before taxes	36,732	18,092	20,469	4,669	(78)	79,885
Income tax (provision) benefit	(11,286)	(5,559)	(6,289)	(1,435)	24	(24,544)
Net Income (loss)	25,447	12,534	14,180	3,235	(54)	55,341
Total NCI/Preferred Equity Dividend (Bank)	5,467	2,830	427	5	53	8,782
Redemption of NCI Preferred Equity	2,188	1,133	171	2	21	3,515
Net Income (loss) after NCI	**17,792**	**8,571**	**13,582**	**3,227**	**(128)**	**43,044**
Net Income (loss) BEFORE NCI (As Reported)	*31,047*	*15,433*	*14,604*	*3,239*	*(8,982)*	*55,341*
ROAA (as reported)	2.05%	1.94%	12.80%	0.00%	N/A	1.93%
ROAA (adj.)	**0.98%**	**0.91%**	**9.59%**	**182.96%**	**N/A**	**1.48%**
ROAE (as reported)	12.00%	11.36%	76.06%	0.00%	N/A	11.06%
ROAE (adj.)	**7.34%**	**6.83%**	**71.73%**	**1368.21%**	**N/A**	**11.05%**
Average Assets (as reported)	1,523,351	803,848	110,930	5,451	468,456	2,912,035
Average Assets (adj.)	1,812,653	938,479	141,611	1,764	17,528	2,912,035

Source: MFIN 2025 10K

- **MFIN does not allocate corporate assets or high corporate overhead to its business** lines when it reports segment results.
- We have done so - using segment loan average balances as a proxy for proportional expense allocation.
- For example, MFIN reported $31 million in Recreation Net Income in 2025. When you allocate proportional corporate overhead and the preferred dividend, that number drops to $17.8 million.
- **Recreation ROAE drops to 7.34% from an already weak reported 12%.**
- This is, necessarily, our best estimate but we believe it to be accurate.
- It illustrates how the consumer segment is struggling and also shows the outsized impact on 2025 net income due to gains on stock sales in the commercial business.



Startegic Partnership Originations vs. Interest and Fee Income from the Program



Originations   **Revenue**

- The Strategic Partnership (Banking-as-a-service) is touted and highlighted by MFIN.
- In reality, despite making up **51% of loan volume** in 2025, it resulted in a minuscule amount of revenues.
- MFIN made only $5.4 million in interest and fee income in 2025 (less than it paid its CEO).
- After allocating operating expenses and interest expense, we believe the business line is **losing money.**
- **If it were making money, Medallion would have certainly broken out its results rather than aggregating them under "Corporate and Other".**
- We believe this represents a poor capital and resource allocation choice.
- Banking-as-a-service further commoditizes bank balance sheets with large bank incumbents already dominating funding (WebBank and Cross River Bank).

Source: MFIN 2024 and 2025 10K

Medallion's Financial Performance is Deteriorating

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Stock Price to Tangible Book Value (reported at YE except 1Q26)



P/TBV rose here after TBV fell to $30 million after $293 million (net) in cumulative taxi medallion charge-offs
SEC lawsuit filed
$14.35
1.32x
$8.56
0.80x
$16
$14
$12
$10
$8
$6
$4
$2
$0
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
D-13
D-14
D-15
D-16
D-17
D-18
D-19
D-20
D-21
D-22
D-23
D-24
D-25
Stock Price
Price/Tangible Book Value

- Commercial segment gains on equity sales contributed $17 million (after taxes) of MFIN's $43 million in profit in 2025. As long as earnings remain "noisy" and the bulk of MFIN's balance sheet/revenue driver – **consumer loans – are showing declining ROA and ROE,** then valuation multiples will not improve.
- **MFIN P/TBV was a lowly 0.80x at 1Q26** - the lowest since 2020 (i.e. the market thinks assets are over-valued).
- This follows the same historical pattern of MFIN relying on unpredictable gains or recoveries to boost earnings. Historically this also included the discontinued taxi medallion business line. What is unfortunate is that these have contributed more to bonus compensation than the core consumer category despite being discounted by the market for valuation purposes.





Earnings Could be Materially Higher With Basic Operating Improvements

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2025 Pro Forma Earnings with Easily Achievable Operating Expense Reductions

70
60
50
40
30
20
10
0
Millions
Core Net Income (Ex. Taxi)
Total Executive Compensation Adjustments
Professional Fee Reduction
Inhouse Servicing/ Collections Reduction
Lease Expense Reduction
Personnel Efficiencies (Non C-Suite)
Tax Impact of Cost Savings
Adj. Core Net Income

2025 Pro Forma earnings would have been 37% ($14.6 million) higher in 2025 with common-sense cuts BIMIZCI has identified. The biggest impact? Executive compensation

- There are numerous operating expense cuts we have identified. The largest is to executive compensation.
- Applying similar cost cuts across the last 5 years would have realized an estimated $62 million in additional Pro Forma profit.
- We estimate that the “distrust” discount and performance declines contribute approximately 80/20 to MFIN’s current valuation discount.
- An **immediate** P/TBV multiple boost to 1.25x-1.35x (equivalent to well run FDIC-insured peer lenders) is easily achievable with governance/leadership improvements and a well articulated technology, growth, and revenue diversification strategy.
- We believe this would represent an immediate stock increase to $13-$14/share **before operational efficiencies.**



Medallion's Financial Performance is Deteriorating

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> "In April 2026, the Small Business Administration ("SBA") declared an event of default on $73.5 million of subsidiary debentures, finding the Medallion Capital subsidiary lacked a "qualified management team."

Commercial Loan Balances: $123 million

Commercial Non-Performing Loans: $24.7 million

Source: MFIN 2025 10K



Medallion is Oblivious to the Level of Technology Investment it Will Need

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MEDALLION CLAIMS	REALITY

2022: Hired VP of Data Analytics and expanded the data science team; 2024: Migrated all new loans to a new loan servicing system; 2025: Hired VP of Credit to strengthen model use and credit policy implementation

Medallion Bank has a Chief Information Officer who oversees enterprise-wide technology investments. Medallion Bank has an internally developed app on Apple's app store that is used by hundreds of contractors

Medallion has made significant investments in technology and team since 2022

- Medallion does not seem to fully grasp the **technology** scale, investment and strategic commitment required to compete in consumer finance (one of the most competitive industries).
- Affirm, Figure, Enova, SoFi, for example, all break out a technology line item, and while not apples-to-apples, **tech spend ranges from 10-20% of gross revenue**. This does not include capitalized tech investment.
- **Medallion's funding advantage will disappear as tech-first Fintech platforms vertically integrate and acquire bank charters**. Examples of competitors who have recently obtained or applied for bank charters include: Upstart, Enova, Affirm, SoFi, PayPal and LendingClub.
- There are no barriers to entry for these lenders in any consumer segment MFIN focuses on, particularly if they can offer lower rates with lower operational and funding costs.



THE EXISTING BOARD INCUMBENTS HAVE NOT SHOWN INDEPENDENCE AND ARE PROTECTING MANAGEMENT

THIS IS WHY CHANGE IS CRITICAL



THE FEDERAL JUDGMENT

THE CONSEQUENCES

A federal judge permanently barred Andrew Murstein and Medallion Financial from committing securities fraud, paying undisclosed stock promoters, filing inaccurate financial reports, keeping false books and records, and lying to the company's auditor.

This settlement is permanent and constant.

Any future violation is contempt of a federal court order.

THE PENALTY

Murstein personal penalty: $1,000,000

Medallion corporate penalty: $3,000,000 (paid by stockholders).

Defendants barred from seeking reimbursement or indemnification.

Independent Compliance Consultant retained at Company expense. Chief Compliance Officer role created by court order.

Permanently damaged credibility with investors and regulators.

WHAT WAS ADMITTED

For purposes of the Bankruptcy Code, Murstein admitted the SEC's allegations are true.

Under Section 523, this means his $1 million penalty and any related debts cannot be wiped out in bankruptcy.

The settlement also expressly preserves criminal liability for the underlying conduct.

Murstein waived any double jeopardy protection against future prosecution.

 Five months later, the Board promoted the defendant Andrew Murstein to Chief Executive Officer. They paid him $5.7 million the same year, including a $4.6 million bonus.

Final Judgment ¶ XI, SEC v. Medallion Fin. Corp., No. 1:21-cv-11125-LAK (S.D.N.Y. May 30, 2025) (Kaplan, J.); Consent of Defendant Andrew Murstein ¶ 12(iv)



MFIN's Board Incumbents Have Not Exercised Their Fiduciary Responsibility

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ALVIN MURSTEIN / EXECUTIVE CHAIRMAN, FORMER CEO

FAILURES AS A DIRECTOR

CEO from February 1996 through January 31, 2026 — including the entire 2014-2017 SEC conduct period.

Signed SOX 302 and 906 certifications on FY2016 and FY2017 10-Ks that the SEC alleged were materially overstated. Andrew, his son, has now stipulated those allegations are true.

Per Judge Kaplan, allowed his son and then-President Andrew Murstein "unrestrained authority and ability to manipulate the valuation of Medallion Bank, with no safeguards in place." The CEO is responsible for safeguards.

Approved no independent investigation. Exercised no clawback. Was party to the October 2023 amendment that removed "detrimental conduct" as a clawback trigger.

CONFLICTED ROLE ON THE BOARD

October 24, 2025 (five months after Final Judgment): Board created an Executive Chairman role specifically for him and extended his term through May 29, 2027.

Severance trigger: if not renominated to the Board, his departure is deemed "without cause" and he receives approximately $3.4 million.

The Board built a financial wall around its own accountability. To replace the Executive Chairman, stockholders must pay $3.4M. This creates a concrete conflict.

2025 total compensation: $2.6 million.

As Board Chair, should have upheld internal policies and held his son accountable - he did not.

VOTE: WITHHOLD



MFIN's Board Incumbents Have Not Exercised Their Fiduciary Responsibility

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JOHN EVERETS / AUDIT COMMITTEE MEMBER (FORMER CHAIR)

TENURE AND ROLE

Joined the Board in July 2017.

Became Audit Committee Chair immediately and Chaired Audit through the YE2017 audit cycle — the cycle during which the SEC alleges Bank fair value was overstated by approximately $85 million.

Remained Audit Chair through 2021, spanning the entire SEC investigation period and the December 2021 filing of the SEC complaint.

Audit Committee Chair when 61 medallion loans totaling $27.5M were quietly reclassified to impaired 39 days after quarter-end, flipping 4Q19 from $0.11 EPS to a $0.02 loss.

Now on the Compensation Committee that gutted the clawback policy on October 24, 2023, less than two weeks after BIMIZCI demanded it be applied to Andrew Murstein.

RECORD

April 4, 2024: Mazars (auditor since 2005) resigned during the Q1 2024 audit cycle, while SEC litigation was active.

No independent investigation commissioned.

His committee had an Independent Compliance Consultant imposed by federal court order — not initiated by the Audit Committee.

$3 million corporate SEC penalty paid by stockholders. No clawback exercised by his committee.

October 2023 amendment removing "detrimental conduct" as a clawback trigger occurred under his Audit Committee oversight.

Continues to serve as Audit member.

VOTE: WITHHOLD



MFIN's Board Incumbents Have Not Exercised Their Fiduciary Responsibility

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CYNTHIA HALLENBECK / NOMINATING AND GOVERNANCE CHAIR

RESPONSIBILITIES

Audit committee financial expert who endorsed every Audit Committee Report from 2021 through 2025 while the SEC enforcement matter alleging material overstatement was pending.

Sat on an Audit Committee that commissioned no independent investigation of Andrew Murstein **and took no action** when Mazars USA, the Company's auditor of 19 years, resigned on April 4, 2024 during active securities-fraud litigation.

As Nominating and Governance Chair, bears principal Board-level responsibility for the October 24, 2025 package promoting Andrew Murstein to CEO five months after the federal Final Judgment and permanent injunctions.

Chaired Nominating and Governance through adoption of the August 8, 2024 Third Amended and Restated By-Laws, which attacked and undermined stockholder nomination rights.

THE TRIPLE PACKAGE

Five months after the SEC Final Judgment, her committee delivered:

1. Fourth Amended and Restated Bylaws, formalizing an Executive Chairman role with codified powers.
2. Alvin Amendment #3: extended Alvin Murstein's term through May 29, 2027 with the failure-to-renominate severance trigger of approximately $3.4 million.
3. Andrew Amendment #4: promoted Andrew Murstein to CEO effective January 31, 2026, five months after his permanent SEC injunction. The scope was disclosed in 8-K Item 5.03 — not the more prominent Item 5.02 executive transition.

Her committee had an Independent Compliance Consultant imposed by federal court order — not initiated by the Audit Committee.

Refused to support independent third party investigation into the SEC matter and breaches of corporate ethics policy.

VOTE: WITHHOLD



WHY MEDALLION IS DESPERATE TO KEEP US OUT

WE BELIEVE THE COMPANY IS AFRAID OF TWO THINGS:

1. THAT WE WILL PUSH TO CHANGE EXECUTIVE COMPENSATION TO MATCH SUSTAINABLE PERFORMANCE AND BRING ACCOUNTABILITY
2. THAT OUR NOMINEES WILL HAVE UNFETTERED ACCESS TO INTERNAL COMPANY DOCUMENTS AND WILL BRING IN A 3RD PARTY INVESTIGATOR



Why MFIN Wants to Keep Our Nominees Out

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WE SENT A BOOKS AND RECORDS DEMAND TO MFIN IN MARCH 2025 - THEY REFUSED TO PROVIDE THE DATA

If our nominees are elected to the Board, MFIN will not be able to withhold or hide data. This is what we demanded:

- SEC case file: Board minutes, investigations, Wells notices, all litigation documents.
- Clawback decision: Why the Board never invoked the policy, then gutted it weeks after BIMIZCI demanded its use.
- Indemnification: How much of the $7 million defense cost paid for Andrew Murstein personally.
- Medallion Bank valuation workpapers: Board deliberations on the inflated $151 million goodwill
- Inexplicable commercial loan delinquency: Three quarters at 90+ days past due with no material ACL increase.
- Compensation determinations: Recoupment Policy history, bonus methodology, $13.9 million (2023) Murstein severance trigger.
- Subprime recreation loans board risk management policies: 22% of loans (FYE23), charge-offs at highest since 2010, no clear stratification.



THEY GUTTED THE CLAWBACK LESS THAN TWO WEEKS AFTER WE TOLD THEM TO USE IT.

BEFORE / MAY 1, 2023

AFTER / OCTOBER 24, 2023

RECOUPMENT POLICY AS DISCLOSED

The Recoupment Policy, as in effect and disclosed in the May 1, 2023 proxy, authorized the Board to recoup incentive compensation in the event of:

• A financial restatement, AND

• Executive "detrimental conduct"

The "detrimental conduct" trigger gave the Board discretion to claw back compensation from any executive whose conduct damaged the Company — including, for example, conduct that resulted in a federal court injunction for securities fraud.

POLICY AMENDED

The Company adopted an amended and restated Recoupment Policy that REMOVED "detrimental conduct" as a basis for compensation clawback.

This was less than two weeks after BIMIZCI highlighted the Board's recoupment authority for executive misconduct.

Justification offered was "compliance with Nasdaq Listing Rule 5608."

This was pretextual - Rule 5608 establishes minimums. It does not prohibit broader recoupment authority. Most well-governed companies maintain BOTH the Nasdaq minimum AND a broader discretionary clawback.





Why MFIN Wants to Keep Our Nominees Out

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THE BYLAWS WERE CHANGED TO PROTECT THE BOARD SIX WEEKS BEFORE KAPLAN'S RULING.

The Third Amended and Restated Bylaws were adopted August 8, 2024. On September 18, 2024, Judge Kaplan denied the motion to dismiss.

20-CATEGORY DISCLOSURE REGIME

Stockholder nominees must disclose 20+ categories of personal information vs. 5 categories in the prior bylaws.

CLAYTON ACT REPRESENTATIONS

Stockholder nominees must affirm they are not interlocking with any "competitor" — and the bylaws define "competitor" to cover any consumer lender, a category that would include most director candidates with relevant experience.

10-DAY BOARD INTERVIEW RIGHT

The Board reserves a 10-day window to interview any stockholder nominee on its own terms.

SUBSTITUTE-NOMINEE RIGHT ELIMINATED

The Second Amended and Restated Bylaws permitted bilateral substitution — either side could substitute a nominee if the original became unavailable. The Third A&R eliminated this for stockholders only.

IN-PERSON ATTENDANCE REQUIREMENT

Stockholder nominees must appear in person at the annual meeting or be disqualified.

RULE 14A-19 ENFORCEMENT

Failure to comply with federal universal-proxy disclosure rules results in disregard of stockholder votes — a penalty not imposed on the Company itself.

Threshold provisions (75% supermajority for director removal; 20% ownership for special meetings) predate the Third A&R but were preserved. The Third A&R added the disclosure regime above. The Fourth A&R, adopted October 24, 2025, operationalized the formal Executive Chairman role.



THEY SAW IT COMING

MFIN LEADERSHIP HAS HAD, AND CONTINUES TO HAVE, DANGEROUS BLIND SPOTS





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NOVEMBER 2016. THEY TOLD INVESTORS THE INDUSTRY WAS "STABILIZING."

55 days later, Medallion Bank charged off $25.4 million in a single quarter. Its largest quarterly charge-off in its history.

WHAT MFIN SAID

NOVEMBER 7, 2016

"We believe the NYC medallion industry is stabilizing. To date, our combined actual losses in medallion lending have been just 75 basis points or $3.6 million in 2016 and were de minimis in prior years, yet we have taken a very conservative approach on our combined medallion loan loss reserves, exceeding 6.4% or $40.5 million."

— Andrew M. Murstein, President, 3Q16 8-K Press Release
Filed at the same time the SEC alleges Murstein was demanding a near-doubling of Bank fair value and one week after the Valuation Firm internally wrote that medallion loan quality was "alarming."

"On November 17, 2016, Murstein texted the Contractor to remind [them] to '[j]ust keep blogging and commenting positive stuff on Medallion,' and five days later he texted [them] '[d]on't comment under your real name.'"

— Andrew M. Murstein, President, Amended SEC complaint

WHAT ACTUALLY HAPPENED

55 DAYS LATER

December 31, 2016 (Q4 alone):

- $25.4 million in Q4 medallion charge-offs
- Medallion Bank Q4 net loss of $12.9 million (vs. +$5.6M Q4 2015)

Full year 2016: MFIN "reserved for, or wrote off, over $84 million in medallion loans."

Source: 4Q16 8-K MFIN Earnings Summary (filed March 7, 2017)

Subsequent SEC allegation: Bank fair value overstated by at least $110M at YE2016. Murstein has now stipulated this is true.



OCTOBER 2024. "NO WARNING SIGNS."

 **14 months later consumer charge-offs reached 15-year highs.**

WHAT MFIN SAID

WHAT ACTUALLY HAPPENED

OCTOBER 30, 2024

"We're not seeing any indications that we're out of the woods in this economy yet. We're also not seeing any warning signs that something drastic is going to happen."

— Anthony N. Cutrone, CFO, 3Q24 Earnings Call

Same call — Andrew Murstein on borrower quality: "This centers around targeting an enhanced borrower base with continued small movements to improve credit quality... Our current loan portfolio skews more prime to super prime borrowers, while we have been decreasing the level of subprime credit in the portfolio."

BIMIZCI's October 2023 Board Letter and 2024 white papers identified rising delinquencies and subprime recreation concentration as material risks. The Board did not respond.

14 MONTHS LATER

Consumer charge-offs reached a post-GFC high/peak at FYE24 and are still at 15-YEAR HIGHS:

- FY2024 total consumer NCO: 3.08%
- FY2025 total consumer NCO: 3.05%
- 4Q25 recreation NCO: 4.53%
- 4Q24 recreation NCO: 4.56%

Cutrone on 4Q25 call: "It's still elevated in rec. So it's just — I think over time, we'll start to see that settle. But right now, we're not seeing that turn the way we have in home improvement."

Same call, admitting underwriting issues: "Maybe we're outside of the market in terms of rate, a little too high."

Recreation now charges off at rates almost comparable to UNSECURED credit cards even though they are secured, long maturity loans.



BIMIZCI'S PREDICTIONS. EIGHT CALLS AND EIGHT CONFIRMED.

 **Despite the data, the Board ignored the warnings and current valuations reflect that.**

BIMIZCI WARNING (2023–2024)	BOARD RESPONSE	OUTCOME
Consumer credit quality is deteriorating	*"No warning signs"*	**CONFIRMED / 15-year high charge-offs**
Commercial portfolio carries non-performer risk	*Implied strength*	**CONFIRMED / 20% NPL ratio; SBA default**
Non-recurring items are inflating reported earnings	*"Record earnings"*	**CONFIRMED / 1Q26 down 59% YoY**
Strategic Partnerships segment is uneconomic	*"Breaking even"*	**CONFIRMED / $771.6M originations, $5.4M revenue**
Debt refinancing risk is real	*No warning provided*	**CONFIRMED / February 2026 refinancing failed**
Management quality concerns warrant scrutiny	*Founder leadership*	**CONFIRMED / SEC injunction; SBA "unqualified" finding**
Technology gap will widen vs. fintech competitors	*"Existing initiatives sufficient"*	**CONFIRMED / No CTO; no AI/ML capability**
Governance is entrenching, not improving	*Bylaw and clawback changes were routine*	**CONFIRMED / Oct 2025 triple package**



OUR NOMINEES, THEIR GAPS





Our nominees, their gaps

Restore the Shine | BIMIZCI FUND

ERIC L. KELLY / CLASS III DIRECTOR NOMINEE

Technology and AI leadership. Fortune 500 audit committee experience. Federal regulatory credibility.

TWO-TIME PUBLIC COMPANY CEO

Two-time NASDAQ CEO and Chairman: Overland Storage and Sphere3D.

Founder, Silicon Valley Technology Partners (2018). Led investor group acquiring Overland Storage privately from Sphere3D.

Chairman and Founder, Bridge 2 Technologies — AI-powered Enterprise Relationship Management.

Director, Sabre Corporation (NASDAQ: SABR) — Technology Committee (since 2025).

Director, Guardian Life Insurance Company of America (Fortune 500) — Audit and Risk Committee (since 2024).

Former Chair, Economic Advisory Board, Federal Reserve Bank of San Francisco.

Presidential Appointee, PCAST Advanced Manufacturing Partnership (Obama administration).

WHAT HE BRINGS THE BOARD

WHAT MFIN'S BOARD LACKS:

- Cybersecurity expertise
- AI/ML/software product expertise
- Federal regulatory credibility
- Fortune 500 audit and risk committee experience
- Complex technology M&A execution

WHAT MR. KELLY PROVIDES: All of the above, in a single director.

On MFIN's attack regarding Sphere3D/Overland Storage — Kelly's record across multiple platforms demonstrates the breadth that this out-of-context narrative selectively omits. It also omits the complexity and tactical decisions that were made. This approach is typical of Medallion. Medallion then conflates Mr. Kelly’s 17 month term on the board of Sabre with a responsibility for its share price. The breadth of Mr. Kelly’s experience, particularly in technology and AI-enabled platforms, cannot be matched by any sitting director.


JOHN E. KIERNAN / CLASS III DIRECTOR NOMINEE

 **Sitting public-company CEO. Community bank board service. NACD-certified governance.**

DELIVERED 47% MARKET CAP GROWTH

Sitting CEO, Alico, Inc. (NASDAQ: ALCO) since July 2019.

Under his leadership: market cap grew from ~$220M to ~$325M (~47%). ALCO returned ~41% in calendar 2025 and ~17% YTD 2026.

Led strategic pivot from a citrus-focused business to a diversified land company. GAAP losses during transition reflect intentional one-time non-cash impairments tied to the strategic transformation.

Independent Director, PeoplesBank (NASDAQ; community bank ~$2B in assets), 2022-2024. Audit, Compensation, and Governance committees.

NACD-Certified Director.

Treasurer / SVP, Global Crossing post-bankruptcy: raised $1.1B in new capital; managed ~$400M daily treasury across 60 countries.

12+ years Bear Stearns Technology Investment Banking; ~60 IPO and M&A transactions; $6B+ aggregate value. JD (UVA Law), MBA (Darden), NY Bar.

WHAT HE BRINGS THE BOARD

WHAT MFIN'S BOARD LACKS:
• A sitting public-company CEO
• Bank board service
• NACD director certification
• Capital markets and M&A execution at scale
• Legal expertise (JD, NY Bar)
• Treasury management at scale

WHAT MR. KIERNAN PROVIDES: All of the above.

On MFIN's attack regarding "agriculture" — Kiernan is a sitting CEO who grew market cap 47%. He served on a community bank board. He raised $1.1B in capital for a distressed company. He worked for over a decade in technology investment banking.
The question is not "Is citrus the same as consumer lending?" The question is: "Can this person evaluate strategy, oversee risk, and hold management accountable?" The answer is demonstrably yes.


TIMOTHY M. SHANAHAN / CLASS III DIRECTOR NOMINEE

 **Turnaround and restructuring CFO. Award-winning operational discipline. Distressed-company financial management.**

OPERATIONAL AND FINANCIAL EXCELLENCE

Founder and CEO, VentureSpring — 20+ years of interim leadership for companies in disruption.

Global CFO, Vice Media: 113 legal entities, 5 business units, 13 countries. Cut costs $30M+; staff down 40%; costs down 33%.

CEO, Vision Media: grew secure-streaming revenue ~110% YoY; improved EBITDA from loss to $4M+ profit.

Interim CFO, ~$300M distressed staffing company: restored lender confidence; won Global M&A Network "Restructuring of the Year" award.

Interim CFO, ~$250M consumer products company: led through bankruptcy with creditors paid in full.

VP Strategic Planning, Mattel ($1.2B division). Director Strategic Planning, Bradford Exchange ($100M acquisition).

MBA with Distinction, University of Michigan Ross. BS Mechanical Engineering, University of Michigan.

WHAT HE BRINGS THE BOARD

WHAT MFIN'S BOARD LACKS:
• Operational turnaround experience
• Cost discipline track record
• Multi-entity financial oversight
• Business transformation execution
• Distressed-company CFO experience

WHAT MR. SHANAHAN PROVIDES: All of the above, with award-winning restructuring credentials.

On MFIN's attack regarding "grossly under-qualified" — MFIN's Board presided over $140M+ in valuation fraud, a permanent SEC injunction, failed debt refinancing, an SBA event of default, and consumer charge-offs at 15-year highs. The incumbents had every "relevant" qualification and produced these results. Shanahan's expertise in identifying problems, cutting costs, and restoring credibility is precisely what this company needs.

The Gaps BIMIZCI'S Nominees Fill



Qualifications & Skills	Eric Kelly	John Kiernan	Tim Shanahan	Alvin Murstein	John Everets	Cynthia Hallenbeck
						
Public Company CEO	✓	✓	✗	✓	✓	✗
Technology Expertise	✓	✓	✗	✗	✗	✗
Director Certification	✗	✓	✗	✗	✗	✗
Valuation Experience	✓	✓	✓	✗	✓	✓
Regulatory Credibility	✓	✓	✓	✗	✗	✗
Bank Board Experience (ex. MFIN)	✗	✓	✗	✗	✓	✗
Cybersecurity	✓	✗	✗	✗	✗	✗
M&A	✓	✓	✓	✗	✓	✗
Operations	✓	✓	✓	✗	✓	✓
Business Transformation	✓	✓	✓	✗	✓	✗
Advisory	✗	✓	✓	✗	✗	✗